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                                                                    EXHIBIT 99.3


                                              Contact:      Ely Callaway
                                                            David Rane
                                                            Krista Mallory
                                                            (760) 931-1771



             CALLAWAY GOLF COMPANY ANNOUNCES ACTIONS TO FOCUS ON
                  CORE BUSINESSES AND IMPROVE PROFITABILITY;
                       REVISES EARNINGS OUTLOOK FOR 1998


     CARLSBAD, California/ November 11, 1998/ Callaway Golf Company (NYSE:ELY) announced today that it has adopted a business plan that includes a number of cost reduction actions and operational improvements. Certain one-time charges associated with the moves will have a significant negative effect on fourth quarter and year-end earnings, but the cost savings and efficiencies should better position the Company to achieve greater profitability and shareholder value under difficult market conditions.

     The Company will immediately implement several significant cost saving initiatives. These actions will include: the consolidation of the operations of its wholly-owned subsidiary, Odyssey Golf, Inc., into the operations of the parent while maintaining the distinct and separate Odyssey brand image; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core businesses, such as the Company's involvement with interactive golf sites, golf book publishing, and driving range ventures; and the re-sizing of the Company's core business to reflect current and expected business conditions. As part of this process, the Company expects by the end of the year to have reduced its non-temporary work force by approximately 700 jobs, a reduction of about 24%, from July 1998 levels. The Company previously had eliminated approximately 300 temporary positions in July.

     "We believe that these initiatives and changes will add to our strengths and permit us to operate more profitably in an increasingly challenging worldwide market," announced Ely Callaway, Founder, Chairman and CEO. "With these changes, we believe that we can face 1999 with cautious optimism for our shareholders, customers and employees. While we recognize that much of the worldwide marketplace remains weak and unpredictable, the future of the game of golf appears to us to be healthy. We are confident that our brand name, our products, and our team of talented people remain the strongest and the best in
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the business, and that we will substantially benefit from these strengths with our new focus."

     The Company currently estimates that it will incur charges of between seventy million dollars ($70 million) and eighty five million dollars ($85 million) before income tax benefit in the fourth quarter of 1998. These charges include: employee severance costs; charges for impairment of assets; excess lease costs; losses on the disposition of assets, and other exit costs, as well as obsolete or excess inventory charges. Forty-five million dollars ($45 million) to sixty million dollars ($60 million) of these charges will be non-cash charges. The Company currently expects a diluted earnings per share loss for 1998 of between $0.25 and $0.40.

     It is expected that these steps will result in annual cost savings beginning in 1999 of more than forty million dollars ($40 million) per year, including a reduction in employee compensation expense of more than twenty-eight million dollars ($28 million). In addition, the Company is implementing an ongoing process of reviewing its manufacturing operations and its worldwide supplier network aimed at reducing the cost of goods sold and generating significant savings.

     The Company intends to continue to invest heavily in its core businesses: premium golf clubs and golf balls. It will maintain its strong commitment to its long successful efforts in golf club product research and development and merchandising efforts such as advertising and promotions, pro tour relations and market research. The Company will also continue to invest in the design, development and manufacture of its proposed line of golf balls, expected to be introduced in late 1999 or early 2000.

     "Our ability to capture a premium share of the global golf club business since we went public in 1992 permitted us to exceed expectations and provided an umbrella under which we could explore ventures outside of our core business as areas for possible future growth," Mr. Callaway continued. "However, the current market -- which has been declining worldwide -- will not support such a diversified business plan. We must now focus our attention on creating, producing and selling superior and distinctive golf clubs and golf balls. This is how we can best use our name, our products and our expertise to retain our leadership position. By dropping these other activities and streamlining our core business, we are cautiously optimistic that we have re-created our business such that it can generate earnings going forward that will be more in line with our realistic hopes and desires."

     Callaway Golf makes and sells Big Bertha(R) Metal Woods and Irons, including Big Bertha(R) Steelhead and War Bird(R) Stainless Steel Metal Woods, Great Big Bertha(R) Titanium Metal Woods, Biggest Big Bertha(R) Titanium Drivers, Big Bertha(R) X-12 Irons, Great Big Bertha(R) Tungsten.Titanium Irons, and
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Callaway putters.  Callaway Golf also makes and sells Odyssey(R) putters and wedges with Stronomic(R) and Lyconite(TM) inserts.

Statements used in this press release that relate to future plans, events, financial results or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those anticipated as a result of certain risks and uncertainties, including but not limited to market acceptance of current and future products, competitive pressures, and costs and potential disruption of business as a result of the restructuring of operations, as well as other risks and uncertainties detailed from time to time in the Company's periodic reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information about Callaway Golf Company, please visit the Company's website on the Internet at www.callawaygolf.com